SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     FORM 10-C

                   REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                             INTERDEALER QUOTATION SYSTEM

                     Filed pursuant to Section 13 or 15(d) of the
                   Securities Exchange Act of 1934 and Rule 13a-176
                                 or 15d-17 thereunder

                             FIRST COMMERCE CORPORATION
                    (Exact name of issuer as specified in charter)

                                   210 Baronne St.
                             New Orleans, Louisiana 70112
                       (Address of principal executive offices)

            Issuer's telephone number, including area code (504) 561-1371.

                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

   Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

   1.           Title of security:  Common  stock,  $5.00 par value per share

   2.           Number of shares outstanding before the change: 30,993,375

   3.           Number of shares outstanding after the change:  37,784,816

   4.           Effective date of change:   October 20, 1995

   5.  Method of change:  See below
                        Specify   method   (such  as  merger,  acquisition,
       exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                                           Merger


                        Give brief description of transaction:
       On October 20, 1995, First Commerce Corporation ("FCC") consummated the merger of Central Corporation with and into FCC and issued 6,791,441 shares of its Common Stock to the former shareholders of Central Corporation.

                            II.  CHANGE IN NAME OF ISSUER

   1.  Names prior to change

   2.  Name after change

   3.  Effective date of charter amendment change name

   4.  Date of shareholders approval of change, if required


   Date: October 26, 1995                          /s/ Thomas L. Callicutt, Jr.
                                                   Thomas  L. Callicutt, Jr.
                                                   Senior Vice-President,
                                                   Controller and Principal
                                                   Accounting Officer